TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES NEGOTIATING $1.5 MILLION FINANCING

For Immediate Release: March 28, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce that the Company has received a commitment, subject to completion of due diligence, for a financing of C$1.5 million at $0.35 per unit. Each unit will consist of one share and ½ warrant to purchase an additional share at an exercise price of $0.45 per share in the first year or $0.55 per share in the second year.

The private placement funds will be used to finance the 2003 exploration programs in Alaska including the Gil gold property, a joint venture with Kinross Gold. The Company also plans to drill its 100% owned West Ridge property, located two miles south of the True North gold deposit. Details will be announced when the private placement is finalized.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com/

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com